UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

INDEPENDENCE HOLDINGS CORP.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G4761A119

(CUSIP Number)

November 2, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d–1(b)

☒ Rule 13d–1(c)

☐ Rule 13d–1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4761A119

(1)	Names of reporting persons Sculptor Capital LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 2,613,371
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 2,613,371

(9)	Aggregate amount beneficially owned by each reporting person 2,613,371
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 5.27%
(12)	Type of reporting person (see instructions) IA

CUSIP No. G4761A119

(1)	Names of reporting persons Sculptor Capital II LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 2,613,371
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 2,613,371

(9)	Aggregate amount beneficially owned by each reporting person 2,613,371
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 5.27%
(12)	Type of reporting person (see instructions) IA

CUSIP No. G4761A119

(1)	Names of reporting persons Sculptor Capital Holding Corp.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 2,613,371
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 2,613,371

(9)	Aggregate amount beneficially owned by each reporting person 2,613,371
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 5.27%
(12)	Type of reporting person (see instructions) CO

CUSIP No. G4761A119

(1)	Names of reporting persons Sculptor Capital Holding II LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 2,613,371
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 2,613,371

(9)	Aggregate amount beneficially owned by each reporting person 2,613,371
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 5.27%
(12)	Type of reporting person (see instructions) CO

CUSIP No. G4761A119

(1)	Names of reporting persons Sculptor Capital Management, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 2,613,371
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 2,613,371

(9)	Aggregate amount beneficially owned by each reporting person 2,613,371
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 5.27%
(12)	Type of reporting person (see instructions) CO

CUSIP No. G4761A119

(1)	Names of reporting persons Sculptor Master Fund, Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power
	(6)	Shared voting power 1,478,746
	(7)	Sole dispositive power
	(8)	Shared dispositive power 1,478,746

(9)	Aggregate amount beneficially owned by each reporting person 1,478,746
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 2.98%
(12)	Type of reporting person (see instructions) CO

CUSIP No. G4761A119

(1)	Names of reporting persons Sculptor Special Funding, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power
	(6)	Shared voting power 1,478,746
	(7)	Sole dispositive power
	(8)	Shared dispositive power 1,478,746

(9)	Aggregate amount beneficially owned by each reporting person 1,478,746
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 2.98%
(12)	Type of reporting person (see instructions) CO

CUSIP No. G4761A119

(1)	Names of reporting persons Sculptor Credit Opportunities Master Fund, Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power
	(6)	Shared voting power 363,337
	(7)	Sole dispositive power
	(8)	Shared dispositive power 363,337

(9)	Aggregate amount beneficially owned by each reporting person 363,337
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 0.73%
(12)	Type of reporting person (see instructions) CO

CUSIP No. G4761A119

(1)	Names of reporting persons Sculptor SC II LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power
	(6)	Shared voting power 614,351
	(7)	Sole dispositive power
	(8)	Shared dispositive power 614,351

(9)	Aggregate amount beneficially owned by each reporting person 614,351
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 1.24%
(12)	Type of reporting person (see instructions) CO

CUSIP No. G4761A119

(1)	Names of reporting persons Sculptor Enhanced Master Fund, Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power
	(6)	Shared voting power 156,937
	(7)	Sole dispositive power
	(8)	Shared dispositive power 156,937

(9)	Aggregate amount beneficially owned by each reporting person 156,937
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 0.32%
(12)	Type of reporting person (see instructions) CO

•	Sculptor Capital LP (“Sculptor”), a Delaware limited partnership, is the principal investment manager to a number of private funds and discretionary accounts (collectively, the “Accounts”).

•

Sculptor Capital II LP (“Sculptor-II”), a Delaware limited partnership that is wholly owned by Sculptor, also serves as the investment manager to certain of the Accounts. The Ordinary Shares reported in this Schedule 13G are held in the Accounts managed by Sculptor and Sculptor-II.

•	Sculptor Capital Holding Corporation (“SCHC”), a Delaware corporation, serves as the general partner of Sculptor.

•	Sculptor Capital Holding II LLC (“SCHC-II”), a Delaware limited liability company that is wholly owned by Sculptor, serves as the general partner of Sculptor-II.

•	Sculptor Capital Management, Inc. (“SCU”), a Delaware limited liability company, is a holding company that is the sole shareholder of SCHC and the ultimate parent company of Sculptor and Sculptor-II.

•	Sculptor Master Fund, Ltd. (“SCMF”) is a Cayman Islands company. Sculptor is the investment adviser to SCMF.

•	Sculptor Special Funding, LP (“NRMD”) is a Cayman Islands exempted limited partnership that is wholly owned by SCMF.

•	Sculptor Credit Opportunities Master Fund, Ltd. (“SCCO”) is a Cayman Islands company. Sculptor is the investment adviser to SCCO.

•	Sculptor SC II LP (“NJGC”) is a Delaware limited partnership. Sculptor-II is the investment adviser to NJGC.

•	Sculptor Enhanced Master Fund, Ltd. (“SCEN”) is a Cayman Islands company. Sculptor is the investment adviser to SCEN.

•	The address of the principal business offices of Sculptor, Sculptor-II, SCHC, SCHC-II, SCU, SCMF, NRMD, SCEN, SCCO and NJGC is 9 West 57 Street, 39 Floor, New York, NY 10019.

Item 1(a) Name of issuer:

INDEPENDENCE HOLDINGS CORP., a Cayman Islands exempted company (the “Issuer”)

Item 1(b) Address of issuer’s principal executive offices:

277 Park Avenue, 29th floor, Suite B

New York, NY 10172

2(a) Name of person filing:

Sculptor Capital LP

2(b) Address or principal business office or, if none, residence:

9 West 57th Street, New York, New York 10019

2(c) Citizenship:

Delaware

2(d) Title of class of securities:

Class A Ordinary Shares, par value $0.0001 per share (the “Ordinary Shares”)

2(e) CUSIP No.:

G4761A119

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e)	☐	An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ________________________________

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 2,613,371

(b) Percent of class: 5.27%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 0.

(ii)	Shared power to vote or to direct the vote 2,613,371.

(iii)	Sole power to dispose or to direct the disposition of 0.

(iv)	Shared power to dispose or to direct the disposition of 2,613,371.

Sculptor and Sculptor-II serve as the principal investment managers to the Accounts and thus may be deemed beneficial owners of the Ordinary Shares in the Accounts managed by Sculptor and Sculptor-II. SCHC-II serves as the sole general partner of Sculptor-II and is wholly owned by Sculptor. SCHC serves as the sole general partner of Sculptor. As such, SCHC and SCHC-II may be deemed to control Sculptor as well as Sculptor-II and, therefore, may be deemed to be the beneficial owners of the Ordinary Shares reported in this Schedule 13G. SCU is the sole shareholder of SCHC, and, for purposes of this Schedule 13G, may be deemed a beneficial owner of the Ordinary Shares reported herein.

As of the close of business on November 2, 2021, the reporting persons may be deemed to have beneficially owned an aggregate of 2,613,371 shares (or 5.27%) of the Issuer’s Class A Ordinary Shares as a result of holding 1,873,371 shares of Class A Ordinary Shares, 340,000 of the Issuer’s warrants, and 400,000 of the Issuer’s units. Each unit consists of one share of the Issuer’s Class A Ordinary Shares and one-fifth of one redeemable warrant. Each whole warrant entitles the holder to purchase one Class A Ordinary Share at an exercise price of $11.50 per share. The percentages herein were calculated based on 49,590,908 units, as reported in the Issuer’s Form 10-Q filed August 16, 2021.

Item 5.

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

See Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

See Item 4.

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under §240.14a-11.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	November 12, 2021	SCULPTOR CAPITAL LP By: Sculptor Capital Holding Corporation, its General Partner Signature: /s/ Wayne Cohen Name: Wayne Cohen Title: President and Chief Operating Officer

SCULPTOR CAPITAL II LP

By: Sculptor Capital Holding II LLC, its General Partner

By: Sculptor Capital LP, its Member

By: Sculptor Capital Holding Corporation, its General Partner

Signature: /s/ Wayne Cohen

Name: Wayne Cohen

Title: President and Chief Operating Officer

SCULPTOR CAPITAL HOLDING CORPORATION Signature: /s/ Wayne Cohen Name: Wayne Cohen Title: President and Chief Operating Officer

SCULPTOR CAPITAL HOLDING II LLC Signature: /s/ Wayne Cohen Name: Wayne Cohen Title: President and Chief Operating Officer

SCULPTOR CAPITAL MANAGEMENT, INC. Signature: /s/ Wayne Cohen Name: Wayne Cohen Title: President and Chief Operating Officer

SCULPTOR MASTER FUND, LTD.

By: Sculptor Capital LP, its investment manager

By: Sculptor Capital Holding Corporation, its General Partner

Signature: /s/ Wayne Cohen

Name: Wayne Cohen

Title: President and Chief Operating Officer

SCULPTOR SPECIAL FUNDING, LP

By: Sculptor Capital LP, its investment manager

By: Sculptor Capital Holding Corporation, its General Partner

Signature: /s/ Wayne Cohen

Name: Wayne Cohen

Title: President and Chief Operating Officer

SCULPTOR ENHANCED MASTER FUND, LTD.

By: Sculptor Capital LP, its Investment Manager

By: Sculptor Capital Holding Corporation, its General Partner

Signature: /s/ Wayne Cohen

Name: Wayne Cohen

Title: President and Chief Operating Officer

SCULPTOR CREDIT OPPORTUNITIES MASTER FUND, LTD.

By: Sculptor Capital LP, its Investment Manager

By: Sculptor Capital Holding Corporation, its General Partner

Signature: /s/ Wayne Cohen

Name: Wayne Cohen

Title: President and Chief Operating Officer

SCULPTOR SC II LP

By: Sculptor Capital II LP, its Investment Manager

By: Sculptor Capital Holding II LLC, its General Partner

By: Sculptor Capital LP, its Member

By: Sculptor Capital Holding Corporation, its General Partner

Signature: /s/ Wayne Cohen

Name: Wayne Cohen

Title: President and Chief Operating Officer